UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29661 / April 26, 2011

In the Matter of

FAIRHOLME VP SERIES FUND, INC., ET AL.
Fairholme Capital Management, LLC
4400 Biscayne Blvd. Miami, FL 33137

(812-13854)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE 1940 ACT AND RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER.

Fairholme VP Series Fund, Inc. (the "Fund") and Fairholme Capital Management LLC. ("FCM") (together the "Applicants"), filed an application on December 23, 2010, and an amended and restated application on March 22, 2011, for an order of the Commssion under Section 6(c) of the 1940 Act exempting of each life insurance company separate account supporting variable life insurance contracts ("VLI Accounts") (and its insurance company depositor) that may invest in shares of the Fund or a "future fund" as defined below, from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)(b)(15)) thereunder to the extent necessary to permit such VLI Accounts to hold shares of the Fund or a future fund when one or more of the following other types of investors also hold shares of the Fund or a future fund: (1) life insurance company separate accounts supporting variable annuity contracts ("VA Accounts"), whether or not the life insurance company is an affiliated person of the insurance company depositor of any VLI Account, (2) VLI Accounts supporting scheduled or flexible premium variable life insurance contracts, whether or not the life insurance company is an affiliated person of the insurance company depositor of any other VLI Account, (3) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts, (4) the Fund's investment adviser or future fund's investment adviser (or an affiliated person of the investment adviser), or (5) qualified group pension plans and group retirement plansin accordance with Section 817(h) of the Internal Revenue Code outside the separate account context. A "future fund" is any investment company (or investment portfolio or series thereof), other than the Fund, shares of which are sold to VLI Accounts and to which FCM or its affiliates may in the future serve as investment adviser, investment subadviser, investment manager, administrator, principal underwriter or sponsor.

A notice of the filing of the application was issued on March 28, 2011 (Rel. No. IC-29619). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) THEREUNDER, for Fairholme VP Series Fund Inc. et. al. (812-13854) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary